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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION /RECOMMENDATION STATEMENT UNDER
SECTION 14(D) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REPUBLIC REALTY FUND I
(Name of Subject Company)

AMERICAN REPUBLIC REALTY FUND I
(Name of Persons Filing Statement)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

NOT APPLICABLE
(CUSIP Number of Class of Securities)

ROBERT J. WERRA
General Partner,
American Republic Realty Fund I
2800 N Dallas Parkway, Suite 100
Plano, Texas 75093
(972) 836-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on
behalf of the Persons Filing Statement)

ITEM 1.   SUBJECT COMPANY INFORMATION
   American Republic Realty Fund I, a limited partnership
organized under the laws of the State of Wisconsin
(the Partnership), is the subject company. Robert
J. Werra is the individual general partner of the
Partnership. The principal executive offices of the
Partnership are located at 2800 N Dallas Parkway Suite
100, Plano, Texas 75093. The title of the class of
equity securities to which this Statement relates is
Limited Partnership Interests (the Limited
Partnership Interests) of the Partnership. As of
December 31, 2004, there were 11,000 Limited

Partnership Interests outstanding.

ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON

a)   The name and business address of the
     Partnership, which is the person filing this
     Statement, are stated in Item 1 above, which is
     incorporated herein by reference.
b)   This Statement relates to an offer by Everest
     Properties II, LLC ("Everest" or the
     "Purchaser"), a California limited liability
     company, to purchase up to 1,500 units
     ("Units") of limited partnership interests in
     AMERICAN REPUBLIC REALTY FUND I (the
     "Partnership") at a cash purchase price of $200
     per Unit, without interest, less the amount
     of Distributions (as defined in the Offer to
     Purchase (as defined herein)) per unit, if
     any, made to unit holders by the Partnership
     after the date of the Offer, upon the terms and
     subject to the conditions set forth in the
     Offer to Purchase, dated June 30, 2005, as it
     may be supplemented or amended from time to
     time, The Offer to Purchase is disclosed in the
     Schedule TO dated, June 2, 2005 (the Schedule
     TO), as filed by the Offeror with the Securities
     and Exchange Commission (the "SEC") on or about
     June 2, 2005. As stated in the Schedule TO, the
     principal executive offices of the Offeror is
     located at 155 N. LAKE AVENUE SUITE 1000
     PASADENA CA 91101

c)

ITEM 3.PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS
AND AGREEMENTS
(d) The Partnership has no material contract,
agreement, arrangement or understanding between it
and its executive officers, directors or affiliates,
except as follows:

As reported in the Partnership's Annual Report on
Form 10-K for the fiscal year ended December 31,
2004, the Partnership has entered into a management
agreement, dated as of February 1, 1991 ("the
Management Agreement"), with Univesco, Inc. a Texas
corporation ("Univesco"), which is 83%
owned by the General Partner. Under the terms of
such agreement, Univesco acts as the managing agent
with respect to the Partnership's properties and may
also engage other on-site property managers and
other agents to the extent it considers appropriate.
For these services, Univesco receives a management
fee equal to 5% of the Partnership's gross receipts

and reimbursement of its administrative expenses.
During the years ended December 31, 2004, 2003, and 2002
Univesco received management fees of $124,520, $135,477,
and $137,883 respectively, and an
administrative fee of $12,408 in each of such years.
As a result of the foregoing, Univesco could be
deemed to have a potential conflict of interest with
the Offeror. To the Partnership's knowledge, the
Offeror currently owns 24.85% of the outstanding
Limited Partnership Interests and, assuming the
Offeror acquires all 1,500 Limited Partnership
Interests which the Offeror is seeking to acquire
pursuant to the Offer, the Offeror will own an
aggregate of approximately 38.48% of the outstanding
Limited Partnership Interests upon completion of the
Offer. The Agreement of Limited Partnership of the
Partnership provides for removal of the General
Partner upon the vote of Limited Partners holding a
majority in interest of the outstanding Limited
Partnership Interests. As a result, if the Offeror
acquired, pursuant to the Offer and one or more
subsequent purchases of Limited Partnership
Interests by the Offeror, Limited Partnership
Interests representing a majority in interest of the
outstanding Limited Partnership Interests, the
Offeror could remove the General Partner and, in
such event, terminate the Management Agreement.
Accordingly, the General Partner may have an
interest in recommending that the Offer be rejected.

   ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation. The Board of Directors of
the General Partner is not making a recommendation
regarding the Offer and is expressing no opinion of,
and is remaining neutral toward, the Offer.
     (b) Reasons for Recommendations.
     At June 30, 2005, the Partnership's sole
assets consisted of two real estate properties:
Forestwood and Four Winds (the "Real Property").
Based on current levels of income and expense, the
Partnership believes that the Real Property has an
aggregate fair market value of approximately
$15,425,000 on such date. The sole indebtedness of
the Partnership consists of mortgage indebtedness
secured by the Real Property in the aggregate
principal amount of $9,825,000 at June 30, 2005.
Thus, the Partnership believes that the aggregate
net book value of the Real Property at June 30,
2005 was approximately $5,137,000, or a net book
value of approximately $467 per Limited Partner
Interest.
          Although the Partnership's estimates of
net book value and income per Limited Partnership
Interest indicate that the Limited Partnership

Interests arguably have a value in excess of the Offer Price, the Partnership is expressing no opinion of the Offer for the following reasons. Due to the relatively small number of outstanding Limited Partnership Interests, there is not an active trading market for Limited Partnership Interests. As a result, holders of Limited Partnership Interests do not have a readily available means of liquidating their investment in Limited Partnership Interests. Thus, even though the value of the Limited Partnership Interests may exceed the Offer Price, the Offer does afford to holders of Limited Partnership Interests the opportunity to liquidate all or a portion of their investment.

In addition, the Partnership's estimates of net book value and income generated by the Real Property are based on current market conditions and levels of income and expense, which are likely to change. Any such material change in market conditions and levels of income and expense would affect the value of the Real Property. There can be no assurance that the value of the Real Property will not decrease in future periods. For these reasons, the General Partner is expressing no opinion of, and is remaining neutral toward, the Offer

        (c) Intent to Tender. To the knowledge of the Partnership, neither the General Partner nor any affiliate of the General Partner, currently intends to tender or sell Limited Partnership Interests that are held of record or beneficially by such person.

ITEM 5.   PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Except for assets of the Partnership used in connection with the preparation of this Schedule 14D-9, no officers, class of employees or assets of the Partnership has been or is expected to be employed or used by the filing person in connection with the Offer, or responding thereto.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT

COMPANY

        NONE

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR

PROPOSALS

The Partnership is not undertaking or engaged in any negotiations in response to the Offer.

ITEM 8.   ADDITIONAL INFORMATION

```
        NONE

   ITEM 9.    EXHIBITS

      (a)              Letter, dated July 6, 2005,
   from Robert J. Werra, as General Partner of the
   Partnership, to the Limited Partners.

      (e)(i)           Management Agreements, dated as
   of February 1, 1991, between Univesco, Inc. and the Partnership.


                    SIGNATURE.
   After due inquiry and to the best of my knowledge
   and belief, I certify that the information set forth
   in this statement is true, complete and correct.


   _____
   (Signature)


   _____
   (Name and Title)


   _____
   (Date)
```

July 6, 2005

Re: American Republic Realty Fund I

Dear Limited Partner,

Due to a recent offer to buy Limited Partnership interests in Fund I, partners have requested an indication for the value of a unit in Fund I. There are two properties remaining: Forestwood and Four Winds. It is our opinion that their combined value is approximately $37 per square foot for a total value of $15,425,000. The outstanding debt on both properties is approximately $9,825,000. Using closing costs of 3%, there is an equity value of approximately $5,137,000. There are 11,000 partnership units in the American Republic Realty Fund I indicating a value of approximately $467 per partnership unit. However, if both properties were sold today there would be a loan prepayment penalty of approximately $1,500,000 for both loans reducing the value per unit by $136. The fund is currently generating about $15 per unit in cash flow annually. The underlying loans come due August, 2007. We would hope for a sale some time that year when we can payoff the loans without penalty after May, 2007.

Yours truly,

Robert J. Werra
General Partner
American Republic Realty Fund I

MULTIFAMILY MANAGEMENT AGREEMENT

This management Agreement is made as of and
effective the first day of February 1, 1991 by
and between American Republic Realty Fund 1.,
d/b/a   Four Winds Apartments, a (Wisconsin)
Limited Partnership (herein called "Owner"), and
UNIVESCO INC., a Texas corporation (herein called
"Manager").

 WITNESSETH:

         WHEREAS, Owner is the owner of an apartment
community known as Four Winds Apartments (154
Units) located at 2150 Spencer Rd., Orange
Park, FL (hereinafter collectively referred to as
the "Property").

         WHEREAS, Manager is in the business
of operating and managing residential multifamily
properties; and
         WHEREAS, Owner desires to contract with
Manager to obtain Manager's services as an
independent contractor for the general maintenance,
staffing, operation and management of the Property
(and the employment of all personnel employed
in connection therewith) in all respects except
as limited herein, including matters relating to
the leasing, the maintenance of the Property, the
compliance with rules and regulations of all
public authorities having jurisdiction over the
operation of   the Property, the maintenance of
all records, the billing and collection for
Owner and in Owner's name of all charges to
residents, the hiring, training, utilization and
supervision of employees, the preparation and
filing of all required reports, and the
maintenance of the Property and the supplies,
equipment, furniture, furnishings and structures

associated therewith; and

WHEREAS, Manager desires to perform such management functions as an independent contractor in accordance with the terms hereof and for the consideration provided herein.

NOW, THEREFORE, for and in consideration of the premises and for the further consideration recited herein, Owner and Manager agree as follows:

1. Appointment. Owner hereby appoints Manager as an independent contractor to act as the exclusive manager of the Property, and the Manager accepts such appointment, subject to the terms and conditions set forth herein.

2. Term. This Agreement shall commence as of the date first written herein, and shall remain in force and effect until the first day of the following calendar month; provided, however, that unless either party hereto gives notice of termination to the other in accordance with the applicable notice provisions as set forth herein, or unless this Agreement otherwise terminates pursuant to its terms, this Agreement shall be automatically renewed on a month to month basis.

3. Management Standards Manager agrees to furnish the services of its organization, to exercise its best efforts, and to exercise the highest degree of professional skill and competence in managing the Property in order to provide Owner with the maximum economic return consistent with proper and prudent management.

4. Duties of Manager Owner delegates and Manager assumes, subject to the provisions hereof, full control and responsibility for the Property and its operation in all respects, including, but not limited to, the following powers, authorities and responsibilities, each and all of which are hereby delegated to Manager by Owner, and each and all of which are hereby assumed and undertaken by Manager who covenants and agrees to perform the following, to wit:

a. Generally to manage the Property so as to provide residential space to qualified tenants.

b. To compile and provide to Owner such monthly, quarterly and annual operating statements as Owner may request.

c. To supervise and perform the proper maintenance, repair, equipping and supply of the Property.

d. To hire, discharge, train, supervise, pay and control all personnel employed

at the Property at such salaries as Manager may
determine, and in such numbers and of such
experience and skill levels as Manager   may deem
necessary to provide adequate management of the
Property it being understood and agreed that Owner
shall have no control or authority whatsoever over
the employees of Manager employed at the Property.

      e.   To maintain the Property in
accordance with all applicable   rules   and
regulations of public authorities and to maintain
the operations and physical condition of the
Property in good order.

      f.   To prepare and file all required
governmental reports, if any.

      g.   To provide and maintain all
accounting, bookkeeping and record keeping
relating to the operation of the Property.

      h.   To exercise reasonable efforts to keep
the Property fully occupied.

      i. To institute and maintain a program for
tenant billing, to bill and collect all receivables
for the account of Owner in connection with the
operation of the Property, and to immediately turn
over all such collected receivables to Owner. In
this regard, it is expressly understood and agreed
that all funds billed or collected shall be
owned and controlled solely by Owner, and that
Manager shall have no claim or entitlement thereto.
Any such funds collected by Manager shall be
received and held by Manager in trust for the
benefit of Owner and shall be turned over to
Owner with a proper accounting therefor as soon as
practicable.

      j.   To maintain accurate, complete and
separate records in accordance with generally accepted
accounting standards and procedures,(including tax
basis accounting,) showing income and expenditures
relating to the operation of the Property and from
which   accounts payable and accounts receivable,
available cash, and other assets and liabilities
pertaining to the Property can be readily identified
and the amounts thereof determined at any time.
Owner shall have the right at any reasonable time
through   its attorney or accountant or   other
representative, or in person, to inspect the records
kept by Manager pertaining to   the   Property,
including, but not limited to, all checks, bills,
invoices,   statements, vouchers, cash receipts,
correspondence and all other dealing   with the
management of the Property; and Owner shall have the
further right to, at his own expense, have an audit
made of all account books and records pertaining to
the management of the Property.

      k. To furnish   such   information(including
occupancy reports) as may be requested by Owner from
time to time with respect to the financial, physical
or operational condition of the Property.

l. To furnish monthly to Owner a detailed statement of all receipts and disbursements for each month, such statement to be furnished on or before the 2Oth day of each month for the preceding month. Such statements shall show the status of collections and shall be supported by canceled checks, vouchers, duplicate invoices, and similar documentation covering all items of income and expense, which shall be available for inspection by the Owner's representatives at all reasonable times. Manager shall also furnish a monthly operating statement showing the income and expense for the month and year to date. Manager shall be under no obligation to advance funds on behalf of Owner, but in the event disbursements are in excess of proceeds collected, Owner agrees to pay such excess promptly upon demand.

m. If such items have not previously been contracted for, to contract on behalf of Owner for water, gas, electricity, extermination, telephone service and other services and commodities necessary for the operation and maintenance of the Property; provided, however, that no single contract for any such item involving an expenditure or deposit in excess of $5,OOO.OO shall be made by Manager without the prior approval of Owner.

n. To purchase on behalf of Owner all equipment, tools, materials, supplies and uniforms necessary for the maintenance and operation of the Property.

5. Costs of Operation All costs and expenses incurred by Manager in the Performance of Manager's duties as set forth in Paragraph 4 above shall be considered costs of operation of the Property (herein called "Costs of Operation"), for which Manager shall be entitled to be fully reimbursed by Owner. Manager may submit to Owner monthly estimates of Costs of Operation for the Property for the month next succeeding the month in which such estimates are submitted; within five (5) days following Owner's receipt of such estimates, Owner shall advance to Manager the amount of such estimates for application to the Costs of Operation for the month for which such estimates are submitted. In the event such estimates and advances made by Owner pursuant hereto are lower than the actual Costs of Operation for the month in question, Owner shall reimburse Manager the amount of such shortage promptly upon Manager's written request therefor accompanied by supporting documentation; if, on the other hand, the amount of such estimates and advances made by Owner pursuant hereto are in excess of the actual Costs of Operation for the month in question, Owner, at Owner's option, may elect to either:

(i) demand that Manager refund such excess to Owner; or

(ii) credit such overage to the advances made pursuant to the next month's estimates

of Costs of Operation. All such shortages and overages shall be adjusted on and as of the end of each calendar year during the period in which this Agreement is in force and effect.

     6. Compensation of Manager.   As compensation for its providing of services hereunder, Manager shall be entitled to receive from Owner and Owner shall be obligated to pay to Manager a management fee equal to 5%) per month of the Property's total monthly income which management fee shall be payable to Manager monthly during the term hereof. This management fee shall be in addition to the reimbursement of Costs of Operation for which Manager is entitled to be reimbursed, it being agreed that such reimbursement of Costs of Operation shall not be considered compensation to the Manager hereunder. In the event Manager performs special services for Owner not expressly provided for in this Agreement, Manager shall be entitled to receive such additional compensation as may be mutually agreed upon by Manager and Owner.   All rebates, discounts or commissions collected by Manager or credited to the Manager's use which relate to the purchasing of supplies or rendering of services for the Property shall be fully disclosed to Owner and shall be fully credited against the Costs of Operation.

     7. Employees of Manager. It is specifically agreed that all personnel employed in connection with the on-site operation of the Property shall be employees of Manager and not of Owner, and will be hired, paid, trained, supervised and discharged by
Manager; although the salaries or wages of all such employees shall be considered Costs of Operation for which Manager shall be entitled to be reimbursed hereunder, Manager shall be directly responsible for the servicing of payroll and all payroll withholding taxes and reports in connection with such employees.   .

     8. Termination on Transfer. Owner shall notify Manager at least thirty (3O) days prior to an anticipated transfer of title to or an assignment or sublease of any leasehold rights pertaining to any property or properties comprising a part of the Property. Upon such transfer, this Agreement shall terminate as to the particular property or properties made subject to such transfer. Upon such partial termination, all records in possession of Manager pertaining to the operation of the properties so terminated shall be forthwith delivered to Owner, and all Costs of Operation and collections pertaining to such transferred

properties shall be settled between Owner and
Manager on and as of the date of such transfer.
Manager's right to compensation as to such
transferred properties shall cease as of the date
of such termination, but Manager shall be entitled
to compensation on a prorated basis for services
rendered prior to the date of such termination.

        9. Termination on Dissolution, Bankruptcy
or Assignment for the Benefit of Creditors of the
Manager This Agreement shall terminate
immediately upon the dissolution, bankruptcy or
assignment for the benefit of creditors of the
Manager.

        10. Relationship of Parties and Indemnity. It
is understood and agreed that Manager is an
independent contractor, and is not an employee,
representative or agent for Owner for any purpose
whatsoever. This Agreement shall not constitute or
be deemed to constitute a joint venture or
partnership agreement between Owner and Manager.
Manager agrees to indemnify, save, defend and hold
Owner harmless from and against any and all loss,
costs, damages, claims or demands for personal
injury, wrongful death   or
malpractice (to the extent that any insurance
coverage therefor is insufficient) which may be
asserted by third parties against Owner at any
time by reason of events occurring during the term
of this Agreement and arising out of or
resulting from any undertaking, act or neglect of
Manager, its agents, employees or any person
retained by Manager to assist it in the discharge
of its duties and obligations hereunder.   In
the event   any litigation occurs with regard to
such claims, Owner may, at its expense, retain counsel
to participate in such litigation. It is also understood
and agreed that no settlement of any such claim shall
be made without Owner's permission if Owner may
have any responsibility for payment thereof.

        11. Use of Property. Manager shall not at any
time use or permit the Property to be used for
purposes other then a residential multifamily
building without the express written permission
of Owner.

        12. Possession at Termination. Upon
expiration or earlier full termination of the
Agreement, Manager shall peaceably vacate and
surrender the Property to Owner, shall cooperate
fully with Owner in effecting an orderly
transition of the business of the Property and
shall surrender to Owner all keys, records,
contracts and all other indicia of possession and
other records maintained by Manager in connection

with the operation of the Property.

        13. Inspections.   Owner or its agents or
representatives shall have the right at all
reasonable times to inspect the
Property and all records pertaining thereto.
        14. Notices. All notices required hereunder
shall be in writing and shall be deemed
delivered upon delivery, if personally delivered,
or if delivered by mail, when deposited in the
United States certified mail, postage prepaid,
return receipt requested, properly addressed to
the receiving party at the following addresses:

    Owner: Manager:
American Republic Realty Fund 1   Univesco Inc.
2800 N Dallas Parkway, Suite 100   2800 N Dallas Pkwy
Plano, Texas 75093   Suite 100
                                     Plano, Texas 75093

        15. Governing Law. This Agreement shall be
governed by and construed under the laws of the
State of Texas, and all obligations of the
parties created hereunder are performable in the
State of Texas.

        16. Parties Bound. This Agreement shall be
binding upon and shall inure to the benefit of
the parties hereto and their respective
successors and assigns.

        17. Legal Construction. In the event any one
or more of the provisions contained herein shall
for any reason be held to be invalid, illegal, or
unenforceable in any respect, the
invalidity, illegality or unenforceability shall not
affect any other provision hereof and this
Agreement shall be construed as if such invalid,
illegal or unenforceable provision had never been
contained herein.

        18. Prior Agreements. This Agreement
constitutes the sole and only agreement of the
parties hereto with respect to the subject matter
hereof, and supersedes any prior understandings or
written or oral agreement between the parties
respecting the within subject matter.

        19. Attorney's Fees. If any action at law or
in equity, including an action for declaratory
relief, is brought to enforce or interpret the
provisions of this Agreement, the prevailing party
shall be entitled to recover reasonable attorneys'
fees from the other party, which fees may be set by
the court in the trial of such action or may be
enforced in a separate action brought for that
purpose, and which fees shall be in addition to any
other relief which may be awarded.

20. Time of Essence. Time is of the essence in the performance of obligations set forth in this Agreement.

21. Counterpart Execution This Agreement may be executed concurrently in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22. Assignment. Notwithstanding anything to the contrary neither Manager nor Owner shall have the right to assign, in whole or in part, any of their respective rights, duties and obligations under this Agreement.

23. Amendment. This Agreement may not be modified, amended or altered except by an agreement in writing signed by Owner and Manager.

EXECUTED to be effective for all purposes as of the date first written here in above.

Owner:
American Republic Realty Fund 1
6210 Campbell Road
Suite 140
Plano, Texas 75093

By: Robert J. Werra, General Partner

Robert J. Werra

UNIVESCO INC..

By:
David Bower, Senior Vice President

Management Agreement
by and between

American republic Realty Fund 1
as "Owner"

UNIVESCO INC. as "Manager"

Date: , 19

MULTIFAMILY MANAGEMENT AGREEMENT

This management Agreement is made as of and
effective the first day of February 1, 1991 by and
between Spencer Rd., LTD.., d/b/a Forestwood
Apartments, a (Texas) Limited Partnership
(herein called "Owner"), and UNIVESCO INC., a Texas
corporation (herein called "Manager").

        WHEREAS, Owner is the owner of an apartment
community known as   Forestwood Apartments (263
Units) located at (1611 Oak Creek Lane. Bedford,
TX 76022) (hereinafter collectively referred to
as the "Property").

        WHEREAS, Manager is in the business
of operating and managing residential multifamily
properties; and

        WHEREAS, Owner desires to contract with
Manager to obtain Manager's services as an
independent contractor for the general maintenance,
staffing, operation and management of the Property
(and the employment of all personnel employed
in connection therewith) in all respects except
as limited herein, including matters relating to
the leasing, the maintenance of the Property, the
compliance with rules and regulations of all
public authorities having jurisdiction over the
operation of   the Property, the maintenance of
all records, the billing and collection for
Owner and in Owner's name of all   charges to
residents, the hiring, training, utilization and
supervision of employees, the preparation and
filing of all required reports, and the
maintenance of the Property and the supplies,
equipment,
furniture, furnishings and structures associated
therewith; and
        WHEREAS, Manager desires to perform
such management
functions as an independent contractor in
accordance with the terms hereof and for the
consideration provided herein.

    NOW, THEREFORE, for and in consideration of the
premises and for the further consideration recited
herein, Owner and Manager agree as follows:

1. Appointment. Owner hereby appoints Manager as an independent contractor to act as the exclusive manager of the Property, and the Manager accepts such appointment, subject to the terms and conditions set forth herein.

2. Term. This Agreement shall commence as of the date first written herein, and shall remain in force and effect until the first day of the following calendar month; provided, however, that unless either party hereto gives notice of termination to the other in accordance with the applicable notice provisions as set forth herein, or unless this Agreement otherwise terminates pursuant to its terms, this Agreement shall be automatically renewed on a month to month basis.

3. Management Standards Manager agrees to furnish the
services of its organization, to exercise its best efforts, and to exercise the highest degree of professional skill and competence in managing the Property in order to provide Owner with the maximum economic return consistent with proper and prudent management.

4. Duties of Manager Owner delegates and Manager
assumes, subject to the provisions hereof, full control and responsibility for the Property and its operation in all respects, including, but not limited to, the following powers, authorities and responsibilities, each and all of which are hereby delegated to Manager by Owner, and each and all of which are hereby assumed and undertaken by Manager who covenants and agrees to perform the following, to wit:

a. Generally to manage the Property so as to
provide residential space to qualified tenants.

b. To compile and provide to Owner such monthly,
quarterly and annual operating statements as Owner may request.

c. To supervise and perform the proper maintenance, repair, equipping and supply of the Property.

d. To hire, discharge, train, supervise, pay and control all personnel employed at the Property at such salaries as Manager may determine, and in such numbers and of such experience and skill levels as Manager may deem necessary to provide adequate management of the Property it being understood and agreed that Owner shall have no control or authority whatsoever over the employees of Manager employed at the Property.

e. To maintain the Property in accordance with all applicable rules and regulations of public authorities and to maintain the operations and physical condition of the Property in good order.

f. To prepare and file all required governmental reports, if any.

g. To provide and maintain all accounting, bookkeeping and record keeping relating to the operation of the Property.

h. To exercise reasonable efforts to keep the Property fully occupied.

i. To institute and maintain a program for tenant billing, to bill and collect all receivables for the account of Owner in connection with the operation of the Property, and to immediately turn over all such collected receivables to Owner. In this regard, it is expressly understood and agreed that all funds billed or collected shall be owned and controlled solely by Owner, and that Manager shall have no claim or entitlement thereto. Any such funds collected by Manager shall be received and held by Manager in trust for the benefit of Owner and shall be turned over to Owner with a proper accounting therefor as soon as practicable.

j. To maintain accurate, complete and separate records in accordance with generally accepted accounting standards and procedures,(including tax basis accounting,) showing income and expenditures relating to the operation of the Property and from which accounts payable and accounts receivable, available cash, and other assets and liabilities pertaining to the Property can be readily identified and the amounts thereof determined at any time. Owner shall have the right at any reasonable time through its attorney or accountant or other representative, or in person, to inspect the records kept by Manager pertaining to the Property, including, but not limited to, all checks, bills, invoices, statements, vouchers, cash receipts,

correspondence and all other dealing with the management of the Property; and Owner shall have the further right to, at his own expense, have an audit made of all account books and records pertaining to the management of the Property.

k. To furnish such information (including occupancy reports) as may be requested by Owner from time to time with respect to the financial, physical or operational condition of the Property.

l. To furnish monthly to Owner a detailed statement of all receipts and disbursements for each month, such statement to be furnished on or before the 2Oth day of each month for the preceding month. Such statements shall show the status of collections and shall be supported by canceled checks, vouchers, duplicate invoices, and similar documentation covering all items of income and expense, which shall be available for inspection by the Owner's representatives at all reasonable times. Manager shall also furnish a monthly operating statement showing the income and expense for the month and year to date. Manager shall be under no obligation to advance funds on behalf of Owner, but in the event disbursements are in excess of proceeds collected, Owner agrees to pay such excess promptly upon demand.

m. If such items have not previously been contracted for, to contract on behalf of Owner for water, gas, electricity, extermination, telephone service and other services and commodities necessary for the operation and maintenance of the Property; provided, however, that no single contract for any such item involving an expenditure or deposit in excess of $5,OOO.OO shall be made by Manager without the prior approval of Owner.

n. To purchase on behalf of Owner all equipment, tools, materials, supplies and uniforms necessary for the maintenance and operation of the Property.

5. Costs of Operation All costs and expenses incurred by Manager in the Performance of Manager's duties as set forth in Paragraph 4 above shall be considered costs of operation of the Property (herein called "Costs of Operation"), for which Manager shall be entitled to be fully reimbursed by Owner. Manager may submit to Owner monthly estimates of Costs of Operation for the Property for the month next succeeding the month in which such estimates are submitted; within five (5)

days following Owner's receipt of such estimates, Owner shall advance to Manager the amount of such estimates for application to the Costs of Operation for the month for which such estimates are submitted. In the event such estimates and advances made by Owner pursuant hereto are lower than the actual Costs of Operation for the month in question, Owner shall reimburse Manager the amount of such shortage promptly upon Manager's written request therefor accompanied by supporting documentation; if, on the other hand, the amount of such estimates and advances made by Owner pursuant hereto are in excess of the actual Costs of Operation for the month in question, Owner, at Owner's option, may elect to either:

(iii)   demand that Manager refund such excess to Owner; or

(iv)   credit such overage to the advances made pursuant to the next month's estimates of Costs of Operation.

All such shortages and overages shall be adjusted on and as of the end of each calendar year during the period in which this Agreement is in force and effect.

6. Compensation of Manager. As compensation for its providing of services hereunder, Manager shall be entitled to receive from Owner and Owner shall be obligated to pay to Manager a management fee equal to 5%) per month of the Property's total monthly income which management fee shall be payable to Manager monthly during the term hereof. This management fee shall be in addition to the reimbursement of Costs of Operation for which Manager is entitled to be reimbursed, it being agreed that such reimbursement of Costs of Operation shall not be considered compensation to the Manager hereunder. In the event Manager performs special services for Owner not expressly provided for in this Agreement, Manager shall be entitled to receive such additional compensation as may be mutually agreed upon by Manager and Owner. All rebates, discounts or commissions collected by Manager or credited to the Manager's use which relate to the purchasing of supplies or rendering of services for the Property shall be fully disclosed to Owner and shall be fully credited against the Costs of Operation.

7. Employees of Manager. It is specifically agreed that all personnel employed in connection with the on-site operation of the Property shall be employees of Manager and not of Owner, and will be hired, paid, trained, supervised and discharged by Manager; although the salaries or wages of all such employees shall be considered Costs of Operation for which Manager shall be entitled to be reimbursed hereunder, Manager shall be directly responsible for the servicing of payroll and all payroll withholding taxes and reports in connection with such employees.

8.   Termination on Transfer. Owner shall notify Manager at least thirty (3O) days prior to an anticipated transfer of title to   or an assignment or sublease of any leasehold rights pertaining to any property or properties comprising a part of the Property. Upon such transfer, this Agreement shall terminate as to the particular property or properties made subject to such transfer. Upon such partial termination, all records in possession of Manager pertaining to the operation of the properties so terminated shall be forthwith delivered to Owner, and all Costs of Operation and collections pertaining to such transferred properties shall be settled between Owner and Manager on and as of the date of such transfer. Manager's right to compensation as to such transferred properties shall cease as of the date of such termination, but Manager shall be entitled to compensation on a prorated basis for services rendered prior to the date of such termination.

9. Termination on Dissolution, Bankruptcy or Assignment for the Benefit of Creditors of the Manager This Agreement   shall terminate immediately upon the dissolution, bankruptcy or assignment for the benefit of creditors of the Manager.

10. Relationship of Parties and Indemnity. It is understood and agreed that Manager is an independent contractor, and is not an employee, representative or agent for Owner for any purpose whatsoever. This Agreement shall not constitute or be deemed to constitute a joint venture or partnership agreement between Owner and Manager. Manager agrees to indemnify, save, defend and hold Owner harmless from and against any and all loss, costs, damages, claims or demands for personal injury, wrongful death or malpractice (to the extent that any insurance coverage therefor is insufficient) which may be asserted by third parties against Owner at any time by reason of events occurring during the term of this Agreement and arising out of or resulting from any undertaking, act or neglect of Manager, its agents, employees or any person retained by Manager to assist it in the discharge of its   duties and   obligations hereunder.   In the event any litigation occurs with regard to such claims, Owner may, at its expense, retain counsel to participate in such litigation. It is also understood and agreed that no settlement of any such claim shall be made without Owner's permission if Owner may have any responsibility for payment thereof.

11. Use of Property. Manager shall not at any

time use or permit the Property to be used for purposes other then a residential multifamily building without the express written permission of Owner.

12. Possession at Termination. Upon expiration or earlier full termination of the Agreement, Manager shall peaceably vacate and surrender the Property to Owner, shall cooperate fully with Owner in effecting an orderly transition of the business of the Property and shall surrender to Owner all keys, records, contracts and all other indicia of possession and other records maintained by Manager in connection with the operation of the Property.

13. Inspections. Owner or its agents or representatives shall have the right at all reasonable times to inspect the Property and all records pertaining thereto.

14. Notices. All notices required hereunder shall be in writing and shall be deemed delivered upon delivery, if personally delivered, or if delivered by mail, when deposited in the United States certified mail, postage prepaid, return receipt requested, properly addressed to the receiving party at the following addresses:

Owner:	Manager:
Spencer Rd, LTD.	Univesco Inc.
2800 N Dallas Parkway, Suite 100	2800 N Dallas Parkway
Plano, Texas 75093	Suite 100
	Plano, Texas 75093

15. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Texas, and all obligations of the parties created hereunder are performable in the State of Texas.

16. Parties Bound. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

17. Legal Construction. In the event any one or more of the provisions contained herein shall for any reason be held to be invalid, illegal, or unenforceable in any respect, the invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

18. Prior Agreements. This Agreement

constitutes the sole and only agreement of the parties hereto with respect to the subject matter hereof, and supersedes any prior understandings or written or oral agreement between the parties respecting the within subject matter.

19. Attorney's Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees from the other party, which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief which may be awarded.

20. Time of Essence. Time is of the essence in the performance of obligations set forth in this Agreement.

21. Counterpart Execution This Agreement may be executed concurrently in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute
one and the same instrument.

22. Assignment. Notwithstanding anything to the contrary neither Manager nor Owner shall have the right to assign, in whole or in part, any of their respective rights, duties and obligations under this Agreement.

23. Amendment. This Agreement may not be modified, amended or altered except by an agreement in writing signed by Owner and Manager.

EXECUTED to be effective for all purposes as of the date first written here in above.

Owner:
American Republic Realty Fund 1
6210 Campbell Road
Suite 140
Plano, Texas 75093

By: Robert J. Werra, General Partner

Robert J. Werra

UNIVESCO INC.

By:
David Bower, Senior Vice President

Management Agreement
by and between

American republic Realty Fund 1

as "Owner"

UNIVESCO INC. as "Manager"

Date: , 19